McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

September 19, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:  Mr. Craig Slivka

Re: SEC Comment Letter dated August 21, 2007
      Registrant: ADTRAN, Inc.
      Definitive Schedule 14A
      Filed March 30, 2007
      File No. 0-24612

Dear Mr. Slivka:

This is to confirm our telephone conversation of September 19, 2007 concerning the above-referenced Comment Letter. We expect to be able to file ADTRAN's responses not later than the close of business on October 5, 2007.

If you have any questions, please contact me.

Very truly yours,

/s/ Stacy S. Ingram

Stacy S. Ingram

cc:  Thomas R. Stanton
      James E. Matthews
      Thomas Wardell